1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 11, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/04/17:	To announce the differences between the year of 2019 financial statements under Taiwan-IFRSs and IFRSs
99.02	Announcement on 2020/04/30:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom
99.03	Announcement on 2020/05/06:	Supplementary to the Joint Development Agreement with the MOTC announced on March 16, 2001

99.04	Announcement on 2020/05/06:	New appointment of Administration Senior Executive Vice President

99.05	Announcement on 2020/05/06:	New appointment of President of Telecommunication Laboratories

99.06	Announcement on 2020/05/06:	New appointment of Technology Senior Executive Vice President

99.07	Announcement on 2020/05/06:	The Board approved the appointment of senior management

99.08	Announcement on 2020/05/06:	CHT Board of Directors approved the transactions with related parties -「MOD UHD IPTV Set-Top Box」

99.09	Announcement on 2020/05/06:	CHT Board of Directors approved the transactions with related parties -「Broadband Aggregation Network MSER equipment」

99.10	Announcement on 2020/05/06:	CHT Board of Directors approved the issuance of unsecured corporate bond

99.11	Announcement on 2020/05/07:	CHT Board of Directors approved the transactions with related parties -「Broadband Aggregation Network MSER equipment」(supplementary announcement)

99.12	Announcement on 2020/05/07:	To announce the differences between the first quarter of 2020 financial statements under Taiwan-IFRSs and IFRSs

99.13	Announcement on 2020/05/11:	Chunghwa Telecom announces its operating results for April 2020

99.14	Announcement on 2020/05/11:	April 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

To announce the differences between the year of 2019 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2020/04/17

Contents:

1.	Date of occurrence of the event: 2020/04/17

2.	2.Of which year/ quarter financial report required to be adjusted: The year of 2019

3.	Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$33,763,943 thousand, consolidated net income attributable to stockholders of the parent of NT$32,788,546 thousand, and basic earnings per share of NT$4.23 for the year ended December 31, 2019, respectively.  The Company also reported total assets of NT$477,458,238 thousand, total liabilities of NT$91,064,473 thousand, and total equity of NT$386,393,765 thousand as of December 31, 2019.

5.	Accounting principles applied (securities issued overseas):

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$33,921 million, consolidated net income attributable to stockholders of the parent of NT$32,947 million, and basic earnings per share of NT$4.25 for the year ended December 31, 2019, respectively.  The Company also reported total assets of NT$477,128 million, total liabilities of NT$92,856 million, and total equity of NT$384,272 million as of December 31, 2019.

7.	Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies.  As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed.  This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.02

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2020/04/30

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

1&3F, Laboratory Building, No. 1*8, Minzu Rd., Banqiao Dist., New Taipei City, Taiwan (R.O.C.)

2.	Date of the occurrence of the event: 2020/04/30

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: total 197 pings

Unit price: NT$875 per ping per month

Total transaction amount: total amount is NT$12,243,806

Right-of-use asset: NT$11,552,510

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Chunghwa Telecom Co., Ltd.; parent company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment period: 2020/5/1~2026/3/31

Monthly payment

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The reference basis: previous contract price

The decision-making department: Chairman authorized by Board of Directors

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Do the directors have any objection to the present transaction?: No

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’ resolution: 2020/06/30

25.	Date of the recognition of the supervisors or the board of independent directors’ resolution: 2020/06/30

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: Yes

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors’ meeting (expected 2020/06/30).

EXHIBIT 99.03

Supplementary to the Joint Development Agreement with the MOTC announced on March 16, 2001

Date of events: 2020/05/06

Contents:

1.	Type of contract: Joint Development Agreement

2.	Date of occurrence of the event: 2020/05/06

3.	Counterparty to the contract and relationship between it and the Company: Ministry of Transportation and Communication, related party of the Company

4.

Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations:

According to the Joint Development Agreement with the MOTC announced on March 16, 2001, Chunghwa Telecom shall make a tentative payment of NT$1,056,680 thousand to the government, the difference between the assessment price of the land to be acquired and the construction cost paid by Chunghwa Telecom. Chunghwa Telecom will obtain the land ownership upon the payment.

5.

Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of the reasonableness of the contractual method of cooperation): NA

6.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: NA

7.	Is the appraisal report price a limited price or specific price?: NA

8.	Has an appraisal report not yet been obtained?: NA

9.	Reason for an appraisal report not been obtained: NA

10.	Concrete purpose/objective of the acquisition: Office premises

11.	Do the directors have any objection to the present transaction?: NA

12.	Is it a related party transaction?: Yes

13.	Date of the board of directors’ resolution: NA

14.	Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

15.	Name of the CPA firm: NA

16.	Name of the certifying CPA: NA

17.	The practice certificate number of the CPA: NA

18.	Any other matters that need to be specified: None

EXHIBIT 99.04

New appointment of Administration Senior Executive Vice President

Date of events: 2020/05/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.	Date of occurrence of the change: 2020/05/06

3.	Name, title, and resume of the replaced person:

Ivan Lin, Senior Executive Vice President of the company, Ph.D. in Electronic and Computer Engineering from National Taiwan University of Science and Technology

4.	Name, title, and resume of the replacement:

Wei-Kuo Hong, President of Telecommunication Training Institute, Ph.D. in Engineering Management from National Tsing Hua University

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.	Reason for the change: position adjustment

7.	Effective date:2020/06/30

8.	Any other matters that need to be specified:

Mr. Wei-Kuo Hong, President of Telecommunication Training Institute, was appointed to be the Administration Senior Executive Vice President of the company. Mr. Hong also acts for the position of Senior Executive Vice President of Investment on the same day.

EXHIBIT 99.05

New appointment of President of Telecommunication Laboratories

Date of events: 2020/05/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): research and development officer

2.	Date of occurrence of the change:2020/05/06

3.	Name, title, and resume of the replaced person:

Rong-Syh Lin, President of Telecommunication Laboratories, Ph.D. in Information Engineering from National Chiao Tung University

4.	Name, title, and resume of the replacement:

Ivan Lin, Senior Executive Vice President of the company, Ph.D. in Electronic and Computer Engineering from National Taiwan University of Science and Technology

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.	Reason for the change: position adjustment

7.	Effective date:2020/06/30

8.	Any other matters that need to be specified:

Mr. Ivan Lin, Senior Executive Vice President of the company, was appointed to be the President of Data Communications Business Group. Mr. Ivan Lin also acts for the position of President of Telecommunication Laboratories on the same day.

EXHIBIT 99.06

New appointment of Technology Senior Executive Vice President

Date of events: 2020/05/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.	Date of occurrence of the change:2020/05/06

3.	Name, title, and resume of the replaced person:

Kuo-Feng Lin, Senior Executive Vice President of the company, Electronic Engineering department from Provincial Taipei Institute of Technology

4.	Name, title, and resume of the replacement:

Rong-Syh Lin, President of Data Communications Business Group, Ph.D. in Information Engineering from National Chiao Tung University

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): retirement

6.	Reason for the change: retirement

7.	Effective date:2020/06/30

8.	Any other matters that need to be specified: None

EXHIBIT 99.07

The Board approved the appointment of senior management

Date of events: 2020/05/06

Contents:

1.	Date of occurrence of the event:2020/05/06

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The 7th Meeting of the 9th Term Board of Directors approved the appointment of the management as follows:

(1)

Appoints Ivan Lin, Senior Executive Vice President of the company, to be the President of Data Communications Business Group. Mr. Ivan Lin also acts for the position of the President of Telecommunication Laboratories concurrently.

(2)	Appoints Chih-Cheng Chien, the Consultant of the company, to be the President of Telecommunication Training Institute.
6.	Countermeasures: None

7.	Any other matters that need to be specified: The effective date is June 30, 2020.

EXHIBIT 99.08

CHT Board of Directors approved the transactions with related parties -「MOD UHD IPTV Set-Top Box」

Date of events: 2020/05/06

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

MOD UHD IPTV Set-Top Box

2.	Date of the occurrence of the event:2020/01/22~2020/05/06

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Supplementary announcement will be made after the actual transaction is completed.

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Chunghwa System Integration Co., Ltd.；subsidiary

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The procurement is an expansion of the original equipment. In accordance with Procurement Management Rules of the Company, Chunghwa System Integration Co., Ltd. is selected as the trading counterpart.

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: client side device

22.	Do the directors have any objection to the present transaction?: N/A

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’resolution:2020/05/06

25.	Date of the recognition of the supervisors or the board of independent directors’resolution:2020/03/31

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.09

CHT Board of Directors approved the transactions with related parties -「Broadband Aggregation Network MSER equipment」

Date of events: 2020/05/06

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

Project of Broadband Aggregation Network MSER equipment

2.	Date of the occurrence of the event:2019/06/27~2020/05/06

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Supplementary announcement will be made after the actual transaction is completed.

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Taiwan International Standard Electronics Ltd.；affiliate company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The procurement is an expansion of the original equipment. In accordance with Procurement Management Rules of the Company, Taiwan International Standard Electronics Ltd. is selected as the trading counterpart.

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

In accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Broadband Network equipment

22.	Do the directors have any objection to the present transaction?: N/A

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’resolution:2020/05/06

25.	Date of the recognition of the supervisors or the board of independent directors’resolution:2020/05/05

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.10

CHT Board of Directors approved the issuance of unsecured corporate bond

Date of events: 2020/05/06

Contents:

1.	Date of the board of directors resolution:2020/05/06

2.	Name 【__nth issue of (secured, unsecured) corporate bonds of ___ Co.】: Chunghwa Telecom Co., Ltd. unsecured corporate bonds

3.	Total amount of the issue: Not to exceed NT$30,000,000,000, and could be issued at a time or separately

4.	Face value: Decided by Chairman or his appointed substitute

5.	Issue price: At par

6.	Issue period: To be decided based on market condition, no longer than 10 years

7.	Issue coupon/interest rate: Fixed coupon rate to be determined at pricing

8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: None

9.	Use of the funds raised by the offering and utilization plan:

Equipment construction, expansion and replacement; M&A projects; investment in other enterprises; working capital replenishment; debt repayment; business expansion.

10.	Underwriting method: Public offering through underwriting

11.	Trustees for the bonds: Decided by Chairman or his appointed substitute

12.	Underwriter or distributing agent institution: Decided by Chairman or his appointed substitute

13.	Guarantor(s) for the issue: None

14.	Institution serving as agent for payment of the principal and interest: Decided by Chairman or his appointed substitute

15.	Certifying institution: N/A

16.	Where convertible into shares, the rules for conversion: N/A

17.	Conditions of the investors’ put: N/A

18.	Conditions of the issuer’s call: N/A

19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A

21.	Any other matters that need to be specified: None

EXHIBIT 99.11

CHT Board of Directors approved the transactions with related parties -「Broadband Aggregation Network MSER equipment」(supplementary announcement)

Date of events: 2020/05/07

Contents:

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City):

Project of Broadband Aggregation Network MSER equipment

2.	Date of the occurrence of the event:2019/06/27~2020/05/07

3.	Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price:

NT$419,614,555(supplementary announcement)

4.

Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Taiwan International Standard Electronics Ltd.；affiliate company

5.

Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

The procurement is an expansion of the original equipment. In accordance with Procurement Management Rules of the Company, Taiwan International Standard Electronics Ltd. is selected as the trading counterpart.

6.

Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

In accordance with contract

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Name of the appraiser: N/A

12.	Practice certificate number of the appraiser: N/A

13.	Is the appraisal report price a limited price or specific price?: N/A

14.	Has an appraisal report not yet been obtained?: N/A

15.	Reason for an appraisal report not been obtained: N/A

16.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the certifying CPA: N/A

19.	The practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Broadband Network equipment

22.	Do the directors have any objection to the present transaction?: N/A

23.	Is it a related party transaction?: Yes

24.	Date of the board of directors’resolution:2020/05/06

25.	Date of the recognition of the supervisors or the board of independent directors’resolution:2020/05/05

26.	Is the transaction to acquire a real estate or right-of-use asset from the related party?: No

27.	The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

28.

Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.12

To announce the differences between the first quarter of 2020 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2020/05/07

Contents:

1.	Date of occurrence of the event: 2020/05/07

2.	Of which year/ quarter financial report required to be adjusted: The first quarter of 2020
3.	Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$8,547,364 thousand, consolidated net income attributable to stockholders of the parent of NT$8,283,334 thousand, and basic earnings per share of NT$1.07 for the three months ended March 31, 2020, respectively. The Company also reported total assets of NT$499,896,930 thousand, total liabilities of NT$106,300,543 thousand, and total equity of NT$393,596,387 thousand as of March 31, 2020.

5.	Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,100 million, consolidated net income attributable to stockholders of the parent of NT$7,850 million, and basic earnings per share of NT$1.01 for the three months ended March 31, 2020, respectively. The Company also reported total assets of NT$499,679 million, total liabilities of NT$108,532 million, and total equity of NT$391,147 million as of March 31, 2020.

7.	Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed.  This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.13

Chunghwa Telecom announces its operating results for April 2020

Date of events: 2020/05/11

Contents:

1.	Date of occurrence of the event:2020/5/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for April 2020 decreased year over year to NT$ 15.72 billion, mainly due to the decrease of handset sales revenue, International fixed-line voice revenues, mobile service revenue and ICT project revenue, which offset the increase of Internet VAS revenue and MOD revenue. Operating costs and expenses decreased year over year to NT$ 12.17 billion, mainly due to the decline of cost of goods sold and interconnection expenses. Operating income was NT$ 3.55 billion. Income before tax was NT$ 3.58 billion. Net income attributable to stockholders of the parent company was NT$ 2.79 billion. EPS was NT$ 0.36. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.14

Chunghwa Telecom

May 11, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Apr.	Net sales	15,717,512	16,529,913	(-) 812,401	(-) 4.91%
Jan.-Apr.	Net sales	63,867,511	67,861,074	(-) 3,993,563	(-) 5.88%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,969,625

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	95,147
	Fair Value	-2,355
	The amount of unrealized gain(loss) recognized this year	-2,127

Settled Position	Total amount of contract	50,880
	The amount of realized gain(loss) recognized this year	-1,935

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	378,298
	Fair Value	-5,672
	The amount of unrealized gain(loss) recognized this year	-5,999

Settled Position	Total amount of contract	83,952
	The amount of realized gain(loss) recognized this year	-706

b Trading purpose : None